SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A
                                (Amendment No. 3)


                    Under the Securities Exchange Act of 1934



                               AT HOME CORPORATION
                                (Name of Issuer)


                 Series A Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                    045919101
                                 (CUSIP Number)


                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
                              1400 Lake Hearn Drive
                                Atlanta, GA 30319
                                 (404) 843-5000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 18, 2001
             (Date of Event Which Requires Filing of This Statement)










If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                             SCHEDULE 13D

----------------------------------------------------------------------------------- -------------- -------------------------
CUSIP No.         045919101                                                                        Page 2 of 21
----------------------------------------------------------------------------------- -------------- -------------------------


-------------- --------------------------------------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF
               ABOVE PERSON                                Cox @ Home, Inc.

-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [ ]
                                                                                      (b) [X]
-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
3              SEC USE ONLY
-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
4              SOURCE OF FUNDS
                                                                                       AF
-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                                                                                      ITEMS 2(d) OR 2(e) [ ]
                                                                    Not Applicable
-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                               Delaware
-------------- --------------------------------------------------------------------------------------------------------------
--------------------------------- -------- ----------------------------------------------------------------------------------
NUMBER OF                         7        SOLE VOTING POWER
SHARES                                                                                          -0-
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
--------------------------------- -------- ----------------------------------------------------------------------------------
--------------------------------- -------- ----------------------------------------------------------------------------------
                                  8        SHARED VOTING POWER
                                                                                                30,304,805
--------------------------------- -------- ----------------------------------------------------------------------------------
--------------------------------- -------- ----------------------------------------------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
                                                                                                -0-
--------------------------------- -------- ----------------------------------------------------------------------------------
--------------------------------- -------- ----------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                                                                                30,304,805
--------------------------------- -------- ----------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                30,304,805
-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                [X]
-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                9.4%**; see Items 3-5
-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
                                                                                                CO
-------------- --------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6)
**Based on the 321,900,704 shares of Series A Common Stock outstanding as of May 25, 2001, as reported in the Issuer's Definitive
Proxy Statement on Schedule 14A, filed June 29, 2001.
-----------------------------------------------------------------------------------------------------------------------------

                                             2




                                             SCHEDULE 13D

------------------------------------------------------------------------ ----------- ---------------------------------------
CUSIP No.         045919101                                                          Page 3 of 21
------------------------------------------------------------------------ ----------- ---------------------------------------


-------------- --------------------------------------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF
               ABOVE PERSON                                Cox Communications, Inc.
-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a) [ ]
                                                                                                (b) [X]
-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
3              SEC USE ONLY
-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
4              SOURCE OF FUNDS
                                                                                                WC
-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                                                                                      ITEMS 2(d) OR 2(e) [ ]
                                                                             Not Applicable
-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                Delaware
-------------- --------------------------------------------------------------------------------------------------------------
-------------------------------- ------------- ------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY     7        SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON                                                                  -0-
WITH
-------------------------------- ------------- ------------------------------------------------------------------------------
--------------------------------- -------- ----------------------------------------------------------------------------------
                                  8        SHARED VOTING POWER
                                                                                                30,304,805
--------------------------------- -------- ----------------------------------------------------------------------------------
--------------------------------- -------- ----------------------------------------------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
                                                                                                -0-
--------------------------------- -------- ----------------------------------------------------------------------------------
--------------------------------- -------- ----------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                                                                                30,304,805
--------------------------------- -------- ----------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                30,304,805
-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                [X]
-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                               9.4%**; see Items 3-5
-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
                                                                                               CO
-------------- --------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6)
**Based on the 321,900,704 shares of Series A Common Stock outstanding as of May 25, 2001, as reported in the Issuer's Definitive
Proxy Statement on Schedule 14A, filed June 29, 2001.
-----------------------------------------------------------------------------------------------------------------------------

                                             3

                                             SCHEDULE 13D

---------------------------------------------------------------------------- ---------------- -------------------------------
CUSIP No.         045919101                                                                   Page 4 of 21
---------------------------------------------------------------------------- ---------------- -------------------------------

------------ ----------------------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF
             ABOVE PERSON                                Cox Holdings, Inc.
------------ ----------------------------------------------------------------------------------------------------------------
------------ ----------------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a) [ ]
                                                                                                (b) [X]
------------ ----------------------------------------------------------------------------------------------------------------
------------ ----------------------------------------------------------------------------------------------------------------
3            SEC USE ONLY
------------ ----------------------------------------------------------------------------------------------------------------
------------ ----------------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS
                                                                                                AF
------------ ----------------------------------------------------------------------------------------------------------------
------------ ----------------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                                                                                             ITEMS 2(d) OR 2(e) [ ]
                                                                           Not Applicable
------------ ----------------------------------------------------------------------------------------------------------------
------------ ----------------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                Delaware
------------ ----------------------------------------------------------------------------------------------------------------
------------------------------- --------------- -----------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY     7        SOLE VOTING POWER
OWNED BY EACH REPORTING                                                                         -0-
PERSON WITH
------------------------------- --------------- -----------------------------------------------------------------------------
--------------------------------- -------- ----------------------------------------------------------------------------------
                                  8        SHARED VOTING POWER
                                                                                                30,304,805
--------------------------------- -------- ----------------------------------------------------------------------------------
--------------------------------- -------- ----------------------------------------------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
                                                                                                -0-
--------------------------------- -------- ----------------------------------------------------------------------------------
--------------------------------- -------- ----------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                                                                                30,304,805
--------------------------------- -------- ----------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                30,304,805
-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                [X]
-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                9.4%**; see Items 3-5
-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
                                                                                                CO
-------------- --------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6)
**Based on the 321,900,704 shares of Series A Common Stock outstanding as of May 25, 2001, as reported in the Issuer's Definitive
Proxy Statement on Schedule 14A, filed June 29, 2001.
-----------------------------------------------------------------------------------------------------------------------------

                                             4

                                  SCHEDULE 13D
----------------------------------------------------------------------------------- ---------------- ---------------------------
CUSIP No.         045919101                                                                          Page 5 of 21
----------------------------------------------------------------------------------- ---------------- ---------------------------

------------------ -------------------------------------------------------------------------------------------------------------
1                  NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF
                   ABOVE PERSON                                Cox Enterprises, Inc.
------------------ -------------------------------------------------------------------------------------------------------------
------------------ -------------------------------------------------------------------------------------------------------------
2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a) [ ]
                                                                                                (b) [X]
------------------ -------------------------------------------------------------------------------------------------------------
------------------ -------------------------------------------------------------------------------------------------------------
3                  SEC USE ONLY
------------------ -------------------------------------------------------------------------------------------------------------
------------------ -------------------------------------------------------------------------------------------------------------
4                  SOURCE OF FUNDS
                                                                                                AF
------------------ -------------------------------------------------------------------------------------------------------------
------------------ -------------------------------------------------------------------------------------------------------------
5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                                                                                                   ITEMS 2(d) OR 2(e) [ ]
                                                                                 Not Applicable
------------------ -------------------------------------------------------------------------------------------------------------
------------------ -------------------------------------------------------------------------------------------------------------
6                  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                Delaware
------------------ -------------------------------------------------------------------------------------------------------------
------------------------------- ----------------- ------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY   7                 SOLE VOTING POWER
OWNED BY EACH REPORTING                                                                         -0-
PERSON WITH
------------------------------- ----------------- ------------------------------------------------------------------------------
----------------------------------- -------- ----------------------------------------------------------------------------------
                                    8        SHARED VOTING POWER
                                                                                                30,304,805
----------------------------------- -------- ----------------------------------------------------------------------------------
----------------------------------- -------- ----------------------------------------------------------------------------------
                                    9        SOLE DISPOSITIVE POWER
                                                                                                -0-
----------------------------------- -------- ----------------------------------------------------------------------------------
----------------------------------- -------- ----------------------------------------------------------------------------------
                                    10       SHARED DISPOSITIVE POWER
                                                                                                30,304,805
----------------------------------- -------- ----------------------------------------------------------------------------------
---------------- --------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                30,304,805
---------------- --------------------------------------------------------------------------------------------------------------
---------------- --------------------------------------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                [X]
---------------- --------------------------------------------------------------------------------------------------------------
---------------- --------------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                9.4%**; see Items 3-5
---------------- --------------------------------------------------------------------------------------------------------------
---------------- --------------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON
                                                                                                CO
---------------- --------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6)
**Based on the 321,900,704 shares of Series A Common Stock outstanding as of May 25, 2001, as reported in the Issuer's Definitive
Proxy Statement on Schedule 14A, filed June 29, 2001.
-------------------------------------------------------------------------------------------------------------------------------

                                                  5

                                             SCHEDULE 13D
------------------------------------------------------------------------- ---------------- -------------------------------------
CUSIP No.         045919101                                                                Page 6 of 21
------------------------------------------------------------------------- ---------------- -------------------------------------

----------------- --------------------------------------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF
                  ABOVE PERSON                        Barbara Cox Anthony
----------------- --------------------------------------------------------------------------------------------------------------
----------------- --------------------------------------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a) [ ]
                                                                                                (b) [X]
----------------- --------------------------------------------------------------------------------------------------------------
----------------- --------------------------------------------------------------------------------------------------------------
3                 SEC USE ONLY

----------------- --------------------------------------------------------------------------------------------------------------
----------------- --------------------------------------------------------------------------------------------------------------
4                 SOURCE OF FUNDS
                                                                                                see Item 3
----------------- --------------------------------------------------------------------------------------------------------------
----------------- --------------------------------------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                                                                                                  ITEMS 2(d) OR 2(e) [ ]
                                                                                Not Applicable
----------------- --------------------------------------------------------------------------------------------------------------
----------------- --------------------------------------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                U.S.A.
----------------- --------------------------------------------------------------------------------------------------------------
-------------------------------- -------------- --------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY    7              SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON                                                                  -0-
WITH
-------------------------------- -------------- --------------------------------------------------------------------------------
-------------------------------- -------------- --------------------------------------------------------------------------------
                                 8              SHARED VOTING POWER
                                                                                                30,304,805
-------------------------------- -------------- --------------------------------------------------------------------------------
-------------------------------- -------------- --------------------------------------------------------------------------------
                                 9              SOLE DISPOSITIVE POWER
                                                                                                -0-
-------------------------------- -------------- --------------------------------------------------------------------------------
-------------------------------- -------------- --------------------------------------------------------------------------------
                                 10             SHARED DISPOSITIVE POWER
                                                                                                30,304,805
-------------------------------- -------------- --------------------------------------------------------------------------------
----------------- --------------------------------------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                30,304,805
----------------- --------------------------------------------------------------------------------------------------------------
----------------- --------------------------------------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                [X]
----------------- --------------------------------------------------------------------------------------------------------------
----------------- --------------------------------------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                9.4%**; see Items 3-5
----------------- --------------------------------------------------------------------------------------------------------------
----------------- --------------------------------------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON
                                                                                                OO; see Item 2
----------------- --------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6)
**Based on the 321,900,704 shares of Series A Common Stock outstanding as of May 25, 2001, as reported in the Issuer's Definitive
Proxy Statement on Schedule 14A, filed June 29, 2001.
--------------------------------------------------------------------------------------------------------------------------------

                                              6

                                  SCHEDULE 13D

---------------------------------------------------------------------------------- --------------- -----------------------------
CUSIP No.         045919101                                                                        Page 7 of 21
---------------------------------------------------------------------------------- --------------- -----------------------------

----------------- --------------------------------------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF
                  ABOVE PERSON                                Anne Cox Chambers
----------------- --------------------------------------------------------------------------------------------------------------
----------------- --------------------------------------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a) [ ]
                                                                                                (b) [X]
----------------- --------------------------------------------------------------------------------------------------------------
----------------- --------------------------------------------------------------------------------------------------------------
3                 SEC USE ONLY
----------------- --------------------------------------------------------------------------------------------------------------
----------------- --------------------------------------------------------------------------------------------------------------
4                 SOURCE OF FUNDS
                                                                                                see Item 3
----------------- --------------------------------------------------------------------------------------------------------------
----------------- --------------------------------------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                                                                                                  ITEMS 2(d) OR 2(e) [ ]
                                                                       Not Applicable
----------------- --------------------------------------------------------------------------------------------------------------
----------------- --------------------------------------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                U.S.A.
----------------- --------------------------------------------------------------------------------------------------------------
------------------------------ ------------ ------------------------------------------------------------------------------------
NUMBER OF SHARES                 7              SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                                                                      -0-
REPORTING PERSON WITH
------------------------------ ------------ ------------------------------------------------------------------------------------
-------------------------------- -------------- --------------------------------------------------------------------------------
                                 8              SHARED VOTING POWER
                                                                                                30,304,805
-------------------------------- -------------- --------------------------------------------------------------------------------
-------------------------------- -------------- --------------------------------------------------------------------------------
                                 9              SOLE DISPOSITIVE POWER
                                                                                                -0-
-------------------------------- -------------- --------------------------------------------------------------------------------
-------------------------------- -------------- --------------------------------------------------------------------------------
                                 10             SHARED DISPOSITIVE POWER
                                                                                                30,304,805
-------------------------------- -------------- --------------------------------------------------------------------------------
----------------- --------------------------------------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                30,304,805
----------------- --------------------------------------------------------------------------------------------------------------
----------------- --------------------------------------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                [X]
----------------- --------------------------------------------------------------------------------------------------------------
----------------- --------------------------------------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                9.4%**; see Items 3-5
----------------- --------------------------------------------------------------------------------------------------------------
----------------- --------------------------------------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON
                                                                                                OO; see Item 2
----------------- --------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6)
**Based on the 321,900,704 shares of Series A Common Stock outstanding as of May 25, 2001, as reported in the Issuer's Definitive
Proxy Statement on Schedule 14A, filed June 29, 2001.
--------------------------------------------------------------------------------------------------------------------------------

                                             7

     This Amendment No. 3 (this "Amendment") (i) supercedes and replaces the Report on Schedule 13D, originally filed on May 12, 1999 as amended by Amendment No. 1 filed on May 31, 2000 and Amendment No. 2 filed on January 30, 2001, (ii) is being filed by Cox @ Home, Inc.("CAH"), Cox Communications Inc. ("CCI"), Cox Holdings, Inc. ("CHI"), Cox Enterprises, Inc. ("CEI" and, collectively, with CAH, CCI and CHI, the "Cox Corporations" or "Cox"), Anne Cox Chambers ("Mrs. Chambers"), and Barbara Cox Anthony ("Mrs. Anthony"), and (iii) relates to the Series A Common Stock, par value $.01 per share (the "Series A Common Stock"), of At Home Corporation, a Delaware corporation (the "Issuer" or "Excite@Home"). The Cox Corporations, Mrs. Chambers and Mrs. Anthony together with certain other holders of shares of Series A Common Stock referred to herein which are parties to the Amended and Restated Stockholders' Agreement, dated as of July 16, 1997 (the "Stockholders' Agreement"), may constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the shares of Series A Common Stock.

     The summary descriptions contained in this Amendment of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed or incorporated by reference as Exhibits hereto.

Item 1.   Security and Issuer.

         The address of the Issuer's principal executive offices is:

                               At Home Corporation
                               425 Broadway Street
                         Redwood City, California 94063.

     Under the Issuer's Fifth Amended and Restated Certificate of Incorporation, as amended (the "Excite@Home Charter"), holders of Series A Common Stock are entitled to one vote for each share held, and holders of Series B Common Stock are entitled to ten votes for each share held, on all matters presented to stockholders, except as otherwise provided in the Excite@Home Charter. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock are not convertible into shares of Series B Common Stock. All other rights and privileges of the Series A Common Stock and Series B Common Stock are identical, except that: (1) so long as there are at least 10,000,000 shares of Series B Common Stock outstanding, the holders of Series B Common Stock (all of which are held by TCI Internet Holdings, Inc. ("TCI Sub"), a wholly-owned indirect subsidiary of AT&T Corp. ("AT&T")), voting separately as a single series, have the right to elect the smallest number of directors (the "Series B Directors") constituting a majority of the entire Board of Directors of the Issuer (the "Board"); and (2) so long as the holders of Series B Common Stock are entitled to elect any Series B Directors, the holders of Series A Common Stock, voting separately as a single series, have the right to elect two directors (the "Series A Directors"), each of whom is not an officer (other than any Vice Chairman) or employee of the Issuer or its subsidiaries and is not an affiliate or associate of AT&T Broadband, LLC, Comcast Corporation ("Comcast") or CEI or any of their controlled affiliates (other than the Issuer and its subsidiaries).

     Based upon publicly available information, as of March 10, 2000, Tele-Communications, Inc. ("TCI") was converted from a corporation into a limited liability company and was renamed AT&T Broadband, LLC. All references herein to TCI with respect to periods from and after such date shall be deemed to be references to AT&T Broadband, LLC.

Item 2.  Identity and Background.

     This Amendment is being filed jointly by CAH, CCI, CHI, CEI, Mrs. Chambers and Mrs. Anthony (collectively, the "Reporting Persons"). All of the Cox Corporations are incorporated in the State of Delaware. CCI is a fully integrated, diversified broadband communications company with interests in cable television distribution systems, programming networks and telecommunications technology. CAH and CHI are holding companies. The principal businesses of CEI are publishing, cable television, broadcasting and automobile auctions. The principal office and business address of the Cox Corporations is 1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319. The principal residence address of Mrs. Chambers is 426 West Paces Ferry Road, N.W., Atlanta, Georgia 30305, and the principal residence address of Mrs. Anthony is 3944 Noela Place, Honolulu, Hawaii 96815.

     All of the shares of the Issuer beneficially owned by the Reporting Persons are held of record by CAH. All of the issued and outstanding shares of CAH common stock are beneficially owned by CCI and all of the issued and outstanding shares of CAH preferred stock are beneficially owned by Jimmy W. Hayes, an executive officer of CCI, which shares of preferred stock represent less than 1% of the equity in CAH; approximately 61.9% of the outstanding shares of Class A Common Stock of CCI and 93.1% of the Class C Common Stock of CCI, which collectively account for approximately 72.0% of the voting power of the capital stock of CCI, is held by CHI; and all of the issued and outstanding shares of capital stock of CHI are beneficially owned by CEI. In addition, CEI, indirectly through its subsidiary Cox DNS, Inc., holds approximately 4.36% of the outstanding shares of Class A Common Stock of CCI and 6.89% of the Class C Common Stock of CCI. There are 605,501,001 shares of common stock of CEI outstanding, with respect to which (i) Mrs. Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (ii) Mrs. Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (iii) Mrs. Anthony, Mrs. Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 248,237,055 shares (41.0%); and
(iv) 271 individuals and trusts exercise beneficial ownership over the remaining 7,365,414 shares (1.2%). Thus, Mrs. Anthony and Mrs. Chambers, who are sisters, together exercise beneficial ownership over 598,135,587 shares (98.8%) of the common stock of CEI. In addition, Garner Anthony, the husband of Mrs. Anthony, holds beneficially and of record 43,734 shares of common stock of CEI. Mrs. Anthony disclaims beneficial ownership of such shares. Therefore, each of CAH, CCI, CHI, CEI, Mrs. Chambers and Mrs. Anthony may be deemed to be beneficial owners of the shares of the Issuer held by CAH.

     The following information concerning the directors and executive officers of CAH, CCI, CHI and CEI is set forth on Exhibit 99.1 filed with this Amendment:

          (i) name;

          (ii) residence or business address; and

          (iii) present principal   occupation  or  employment  and  the  name,
principal business and address of any corporation or other organization in which such employment is conducted.

     During the last five years, to the best knowledge of the persons filing this Amendment, none of the Cox Corporations, any of their respective executive officers or directors, Mrs. Chambers or Mrs. Anthony have been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

     During the last five years, to the best knowledge of the persons filing this Amendment, none of the Cox Corporations, any of their respective executive officers or directors, Mrs. Chambers or Mrs. Anthony have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge of the persons filing this Amendment, all of the individuals listed on Exhibit 99.1 are citizens of the United States of America.

Item 3.  Source and Amount of Funds of Other Consideration.

     In July 1997, CCI acquired Series A Common Stock through the conversion of its preferred stock of the Issuer. Prior to the initial public offering of shares of Series A Common Stock by the Issuer in July 1997 (the "Offering"), CCI, through indirectly owned subsidiaries, owned 727,865 shares of Series AX Preferred Stock of the Issuer (initially acquired in August 1996 for $7,278,650 in cash provided from working capital), Comcast owned 727,865 shares of Series AM Preferred Stock of the Issuer, certain affiliates of Kleiner, Perkins, Caufield & Byers ("KPCB" and with such affiliates, the "KPCB Affiliates") owned 693,883 shares of Series K Preferred Stock of the Issuer and TCI owned 1,540,000 shares of Series T Preferred Stock and 783,000 shares of Series AT Preferred Stock of the Issuer. (Information concerning the above share ownership is taken from Amendment No. 4 to the Form S-1 Registration Statement filed by the Issuer on July 11, 1997.) Such preferred stock was convertible, at the option of the holder, into Series A Common Stock. In accordance with the terms of such preferred stock, automatically and immediately prior to the occurrence of the Offering, shares of Series AT, AX and AM Preferred Stock were converted into shares of Series A Common Stock, shares of Series T Preferred Stock were converted into shares of Series B Common Stock and shares of Series K Preferred Stock were converted into shares of Series K Common Stock, each on a 20-for-1 basis.

     On March 28, 2000, AT&T, Excite@Home, CCI and Comcast entered into a Letter Agreement and related term sheets (collectively, the "Letter Agreement")
providing  for  a  number  of  transactions   among  or  between  those  parties
(collectively, the "Letter Agreement Transactions"), including the right to receive warrants (collectively, "Warrants") to purchase two shares of Common Stock (one of which will be Series B Common Stock, in the case of AT&T) for each home passed by their respective cable systems. On June 4, 2001, Warrants representing the right to acquire approximately 1,190,205 shares of Series A Common Stock vested. The Warrants have an exercise price of $29.5375 per share and are subject to forfeiture under certain circumstances.

Item 4.  Purpose of Transaction.

     In August 1996, affiliates of CCI entered into a Stockholders' Agreement (which, as amended, is the above-referenced Stockholders' Agreement) in connection with Cox's acquisition of equity securities of Excite@Home. Excite@Home, CCI, TCI, Comcast, the KPCB Affiliates and certain of their respective affiliates are parties to the Stockholders' Agreement, which originally provided for, among other things, certain voting agreements, restrictions on transfer of Excite@Home securities, rights of first offer, tag-along and drag-along rights and preemptive rights and has been modified by the Letter Agreement.

     On October 2, 1997, Excite@Home, CEI, TCI, Comcast and KPCB entered into a letter agreement and related term sheets (collectively, as amended as of October 10, 1997, the "Cablevision Letter Agreement") with Cablevision Systems Corporation ("Cablevision") pursuant to which Excite@Home issued to Cablevision a warrant to purchase 15,571,568 shares of Series A Common Stock at an exercise price of $.25 per share (the "1997 Cablevision Warrant"). Additionally, in 1998, Excite@Home issued to Cablevision a warrant to purchase 4,711,028 shares of Series A Common Stock at an exercise price of $.25 per share in connection with the transfer of certain cable television systems by TCI to Cablevision (the "1998 Cablevision Warrant", and together with the 1997 Cablevision Warrant, the "Cablevision Warrants"). Pursuant to the Cablevision Letter Agreement, the parties agreed that Cablevision would have all of the rights, and would be subject  to the  same  obligations,  as  TCI,  Comcast  and  CCI  under  (i) the
Stockholders' Agreement, subject to certain exceptions, (ii) a related registration rights agreement and (iii) certain other agreements among TCI, Comcast, CCI and Excite@Home relating to the distribution of Excite@Home's Internet service. On December 1, 1997, certain provisions set forth in the Cablevision Letter Agreement effectively amended the Stockholders' Agreement. The foregoing descriptions of the Cablevision Letter Agreement and the Cablevision Warrants are each qualified in their entirety by reference to the text of such documents, which are attached as Exhibits hereto and incorporated herein by reference in their entirety.

     On March 28, 2000, AT&T, Excite@Home, CCI and Comcast entered into the Letter Agreement providing for the Letter Agreement Transactions. The material terms of the Letter Agreement and the Letter Agreement Transactions are described in Item 6 of this Amendment and are hereby incorporated by this reference.

     Completion of the Letter Agreement Transactions was subject to certain conditions, including receipt of shareholder approval of the proposed amendments to Excite@Home's certificate of incorporation. As of August 28, 2000, the conditions to the completion of the Letter Agreement Transactions had been satisfied. As a result, AT&T holds a majority of the voting power of the Issuer and is entitled to elect a majority of the directors of the Issuer, and has the ability to control or significantly affect matters that require a stockholder vote.

     As a result of the Letter Agreement Transactions, (1) each of Cox and Comcast has waived all of its rights under the Stockholders' Agreement, except for its rights under Article X of the Stockholders' Agreement (relating to confidentiality) and except that Comcast's and Cox's rights under Section 4.5 of the Stockholders' Agreement (relating to the right to participate in certain sales of securities by other parties to the Stockholders' Agreement) will survive until June 4, 2002, and (2) each of AT&T and Excite@Home has waived all of its rights under the Stockholders' Agreement as against each of Cox and Comcast, other than with respect to Article X of the Stockholders' Agreement and, until June 4, 2002, Section 4.5 of the Stockholders' Agreement.

     The terms of the Stockholders' Agreement, as amended by the Cablevision Letter Agreement, which were not waived by Cox, Comcast, AT&T and Excite@Home, are briefly summarized in Item 6 below.

     By virtue of the remaining rights and obligations set forth in the Stockholders' Agreement applicable to the ownership, disposition and voting of shares of Common Stock owned by each of the parties thereto, such parties may be deemed to constitute a "group" as provided in Rule 13d-5 under the Exchange Act. As a result, the Cox Corporations, Mrs. Chambers and Mrs. Anthony may be deemed to be members of a "group" which includes Cablevision, Comcast, TCI and KPCB, and, as a result, the Cox Corporations, Mrs. Chambers and Mrs. Anthony may be deemed to have acquired beneficial ownership of Series A Common Stock for which the Cablevision Warrants are exercisable.

     Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that CAH, CCI, CHI, CEI, Mrs. Chambers or Mrs. Anthony is a member of a "group" for purposes of Rule 13d-5 with any of the above-mentioned persons, or that such "group" exists and Cox, Mrs. Chambers and Mrs. Anthony expressly disclaim the existence, or membership in, any such "group" and beneficial ownership of stock of the Issuer held by any of the above-mentioned persons.

     On January 11, 2001, Cox sent a letter to AT&T (the "Put Notice") notifying AT&T of the exercise of its Put with respect to 29,114,600 shares of Series A Common Stock at the price of $48 per share, with the consideration to be paid by AT&T in shares of AT&T common stock to be effected in a tax-free reorganization. The foregoing description is qualified in its entirety by reference to the text of the Put Notice which is filed as Exhibit 10.10 hereto and is hereby incorporated by reference herein in its entirety. Pursuant to the terms of the Put, the Cox Corporations were entitled to receive 64.4 million shares of AT&T common stock, as determined in accordance with the Letter Agreement as of February 2, 2001. In light of the potential tax benefits to AT&T of not structuring the Put exercise as a tax-free reorganization, at AT&T's request, CCI and Comcast agreed to negotiate with AT&T to structure the Put exercise as a taxable transaction.

     On May 18, 2001, CCI, CAH and AT&T entered into a share issuance agreement (the "Share Issuance Agreement") and completed the transactions contemplated by the Share Issuance Agreement. Pursuant to the Share Issuance Agreement, AT&T issued 75 million shares of AT&T common stock to CAH. As part of this transaction, Cox retained its ownership of the Series A Common Stock, and the Put was deemed satisfied in full. The foregoing description of the Share Issuance Agreement is qualified in its entirety by reference to the text of the Share Issuance Agreement, which is filed as Exhibit 10.11 hereto and is incorporated herein by reference. Cox received limited registration rights with respect to the AT&T common stock in connection with this transaction.

     On June 18, 2001, CCI notified Excite@Home that it was terminating certain mutual exclusivity provisions of the distribution agreement with Excite@Home, effective on December 4, 2001.

     Except as otherwise disclosed in this Amendment, the Reporting Persons have not made any decision concerning their course of action with respect to the Issuer. The Reporting Persons could decide, depending on market and other factors, to dispose of shares of the Issuer's Series A Common Stock which they beneficially own, to acquire additional shares of Series A Common Stock or other equity securities of the Issuer, to seek a strategic or other partner to share its interest in the Issuer or to take any other available course of action (which could involve one or more of the types of transactions, or have one or more of the results described in subparagraphs (a) through (j) of Item 4 hereto). In this regard, the Reporting Persons intend to review continuously their investment in the Issuer. In reaching any conclusion as to their future course of action, the Reporting Persons will take into consideration various factors, including, without limitation, the Issuer's business and financial condition and prospects, other developments concerning the Issuer and Cox, the effect of legal and regulatory requirements applicable to the Issuer and the Reporting Persons, other business opportunities available to Cox, developments with respect to the businesses of Cox, developments in the cable television and telecommunications industries generally, general economic conditions and stock market conditions.

     Except as set forth in this Amendment, neither Cox, Mrs. Chambers and Mrs. Anthony, nor, to the best of Cox's knowledge, any of the executive officers or directors of Cox has any current plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer.

     (a) Based upon information set forth in the Issuer's Definitive Proxy Statement on Schedule 14A, filed June 29, 2001, there were outstanding 321,900,704 shares of Series A Common Stock and 86,595,578 shares of Series B Common Stock. As of the date hereof, Cox, Mrs. Chambers and Mrs. Anthony beneficially own 30,304,805 shares of Series A Common Stock, or approximately 9.4% of the shares of Series A Common Stock deemed outstanding (without giving effect to any conversion of shares of Series B Common Stock).

     (b) To the extent the Stockholders (as defined below) are considered to be a "group" for purposes of Rule 13d-5 of the Exchange Act, each Stockholder may be deemed to have shared voting and dispositive power over the shares owned by each other Stockholder. To the best of the Reporting Persons' knowledge, based on publicly available information, AT&T beneficially owns 94,520,000 shares of Series A Common Stock, Cablevision beneficially owns 20,462,596 shares of Series A Common Stock (represented by the Cablevision Warrants), Comcast beneficially owns 27,163,180 shares of Series A Common Stock, and KPCB beneficially owns no shares of Series A Common Stock. To the extent that AT&T, Cablevision, Comcast, Cox and KPCB are considered to be a "group" for purposes of this Amendment, and assuming the conversion into Series A Common Stock of all shares of Series B Common Stock beneficially owned by AT&T, and the exercise by Cablevision of its warrants, such group would beneficially own an aggregate of 172,450,581 shares of Series A Common Stock, or approximately 42.2% of all shares of Series A Common Stock deemed outstanding.

     Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that CAH, CCI, CHI, CEI, Mrs. Chambers or Mrs. Anthony is a member of a "group" for purposes of Rule 13d-5 with any of the above-mentioned persons, or that such "group" exists and Cox, Mrs. Chambers and Mrs. Anthony expressly disclaim the existence, or membership in, any such "group" and beneficial ownership of stock of the Issuer held by any of the above-mentioned persons.

     (c) On January 11, 2001, Cox delivered the Put Notice notifying AT&T of its exercise of its Put with respect to 29,114,600 shares of Series A Common Stock at the price of $48 per share, with the consideration to be paid by AT&T in shares of AT&T common stock to be effected in a tax-free reorganization. The foregoing description is qualified in its entirety by reference to the text of the Put Notice which is filed as Exhibit 10.10 hereto and is hereby incorporated by reference herein in its entirety. Pursuant to the terms of the Put, the Cox Corporations were entitled to receive 64.4 million shares of AT&T common stock. In light of the potential tax benefits to AT&T of not structuring the Put exercise as a tax-free reorganization, at AT&T's request, CCI and Comcast agreed to negotiate with AT&T to structure the Put exercise as a taxable transaction.

     On May 18,  2001,  CCI,  CAH and  AT&T  entered  into  the  Share  Issuance
Agreement and completed the transactions contemplated by the Share Issuance Agreement. Pursuant to the Share Issuance Agreement, AT&T issued 75 million shares of AT&T common stock to CAH. As part of this transaction, Cox retained its ownership of the Series A Common Stock, and the Put was deemed satisfied in full. The foregoing description of the Share Issuance Agreement is qualified in its entirety by reference to the text of the Share Issuance Agreement, which is filed as Exhibit 10.11 hereto and is incorporated herein by reference.

     (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Series A Common Stock beneficially owned by Cox, Mrs. Chambers and Mrs. Anthony.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Each of TCI and KPCB purchased equity securities of Excite@Home in connection with its initial capitalization. In August 1996, affiliates of Comcast and CCI purchased equity securities of Excite@Home and entered into the Stockholders' Agreement with TCI, KPCB and Excite@Home regarding the ownership of equity securities of Excite@Home. The Issuer and TCI, Comcast, CCI, the KPCB Affiliates and certain of their respective affiliates are parties to the Stockholders' Agreement, which originally provided for, among other things, certain voting agreements, restrictions on transfer of Excite@Home securities, rights of first offer, tag-along and drag-along rights and preemptive rights and has been modified by the Letter Agreement.

     On October 2, 1997, Excite@Home, TCI, Comcast, CEI and KPCB entered into the Cablevision Letter Agreement with Cablevision pursuant to which Cablevision acquired the Cablevision Warrants. The material terms of the Cablevision Letter Agreement are described in Item 4 of this Amendment and hereby incorporated by this reference.

     On March 28, 2000, AT&T, Excite@Home, CCI and Comcast entered into the Letter Agreement providing for a number of transactions among or between those parties, including:

     1) Cox and Comcast waived most of their rights under the Stockholders' Agreement, including the right to cause AT&T to vote all of its shares of Series B Common Stock in favor of the election of one designee of Comcast and one designee of Cox as a director of Excite@Home, and each of Comcast's and Cox's designees on the Board resigned.

     2) Excite@Home agreed to extend and enhance its existing distribution relationship with AT&T's cable subsidiaries through 2008, and to extend and enhance its existing distribution relationship with Comcast and Cox through 2006, subject to certain termination rights of Comcast and Cox.

     3) Excite@Home agreed to work with AT&T to deliver services to consumers via advanced TV, narrowband initiatives and, subject to negotiation with AT&T's Wireless Group, wireless services.

     4) Excite@Home's certificate of incorporation was amended to increase the number of authorized shares of Series B Common Stock, to provide that the holders of the Series B Common Stock are entitled to elect a majority of the Board, and to eliminate all supermajority and unanimous board voting requirements.

     5) Approximately 50,000,000 shares of Series B Common Stock held by AT&T were to be issued to AT&T in exchange for a like number of shares of Series A Common Stock.

     6) AT&T granted to each of Cox and Comcast the right to sell to AT&T, at any time between January 1, 2001, and June 4, 2002, shares of Series A Common
Stock having a value of up to $1,397,500,800 in the case of Cox, and $1,500,152,640 in the case of Comcast at the greater of $48 and the average closing market price of the Series A Common Stock during the 15 days before and 15 days after exercise of the applicable Put.

     7) AT&T, Comcast and Cox will each receive Warrants to purchase two shares of Common Stock (one of which will be Series B Common Stock, in the case of AT&T) for each home passed by their respective cable systems. The vesting and exercisability of these Warrants are subject to certain events, including the passage of time.

     The foregoing description is qualified in its entirety by reference to the text of the Letter Agreement (including the term sheets attached thereto) which is filed as Exhibit 10.9 hereto and is hereby incorporated by reference herein in its entirety.

     If Cox purchases shares of Common Stock under the Warrants, such purchases will be funded from working capital of CCI or such other sources as Cox may deem appropriate.

     Completion of the Letter Agreement Transactions was subject to certain conditions, including receipt of shareholder approval of the proposed amendments to Excite@Home's certificate of incorporation. As of August 28, 2000, the conditions to the completion of the Letter Agreement Transactions had been satisfied. As a result, AT&T holds a majority of the voting power of the Issuer and is entitled to elect a majority of the directors of the Issuer, and has the ability to control or significantly affect matters that require a stockholder vote.

     As a result of the Letter Agreement Transactions, (1) each of Cox and Comcast has waived all of its rights under the Stockholders' Agreement, except for its rights under Article X of the Stockholders' Agreement (relating to confidentiality) and except that Comcast's and Cox's rights under Section 4.5 of the Stockholders' Agreement (relating to the right to participate in Control Block Sales (as defined below)) will survive until June 4, 2002, and (2) each of AT&T and Excite@Home has waived all of its rights under the Stockholders' Agreement as against each of Cox and Comcast, other than with respect to Article X of the Stockholders' Agreement and, until June 4, 2002, Section 4.5 of the Stockholders' Agreement. Although each of AT&T, Excite@Home, Cox and Comcast have waived most of their rights under the Stockholders' Agreement as against each other, Cablevision and KPCB still possess certain rights. These rights are described in sections 4.4, 4.5 and 4.6 of the Stockholders' Agreement.

     The Stockholders' Agreement provides that the subsidiaries of TCI, Cablevision, Comcast and CCI and the KPCB Affiliates owning Common Stock (each, a "Stockholder") each will vote all of their shares of voting stock of the Issuer in favor of any action required by the Stockholders' Agreement, including the election to the Board of the Chief Executive Officer of Excite@Home.

     The Stockholders' Agreement, with certain exceptions, restricts transfers of Excite@Home securities by TCI, Cablevision, Comcast and Cox (each, a "Cable Stockholder") and by the KPCB Affiliates, until July 16, 2003. Such restrictions on transfer cease to apply to the KPCB Affiliates following an interim or liquidating distribution of Excite@Home securities owned by such KPCB Affiliate to the partners of such KPCB Affiliate. To the extent transfers of Series B Common Stock are permitted, the holders of such shares generally must convert them to Series A Common Stock prior to consummating such transfers. The Stockholders' Agreement provides that each Cable Stockholder is permitted to sell its Series A Common Stock in the public market or pursuant to an exemption from registration if it first offers to each other Cable Stockholder a right of first refusal to purchase such securities. However, pursuant to the Letter Agreement, TCI, Excite@Home, Comcast and Cox all waived their rights pursuant to such first refusal right in the case of such transfers. Notwithstanding the foregoing, Cox is required to comply with these transfer requirements with respect to the KPCB Affiliates and Cablevision should it wish to sell shares of its Series A Common Stock. The foregoing restrictions do not apply to a transfer of Excite@Home securities that would result in an unaffiliated third party acquiring a majority of the voting stock of Excite@Home (a "Control Block Sale"). In the event of a Control Block Sale, all Stockholders that continue to own at least 25% of Excite@Home securities they originally purchased on or before August 1, 1996 (or, in the case of Cablevision, 25% of the Cablevision Warrants, together with shares issued upon the exercise thereof) (the "Eligible Stockholders") will be permitted to participate in the Control Block Sale by selling a pro rata portion of their Excite@Home securities to the third party. The restrictions in the Stockholders' Agreement relating to Control Block Sales will continue to apply until June 4, 2002.

     The Stockholders' Agreement provides that, if the number of homes passed by a Cable Stockholder's cable systems that remain subject to the exclusivity provisions of the Master Distribution Agreement applicable to each Cable Stockholder (together with any systems that have been released from such provisions due to Excite@Home's failure to meet the rollout schedule) falls below 80% of the Cable Stockholder's base homes passed as of June 4, 1996 (or, in the case of Cablevision, as specified to Excite@Home in connection with the issuance of the Cablevision Warrants to it), then such Cable Stockholder must offer to sell a proportionate amount of its Excite@Home securities to the other Stockholders at a price equal to the average closing price of the Series A Common Stock over the most recent 20 trading days preceding the event. Pursuant to the Letter Agreement, TCI, Excite@Home, Comcast and Cox all waived their rights in this regard, but in the event Cox's cable systems fall below the 80% standard, Cox will be required to offer to sell a proportionate amount of its Excite@Home securities to the KPCB Affiliates and Cablevision.

     The Stockholders' Agreement will terminate on the earliest of (i) June 4, 2021, (ii) when there are no Eligible Stockholders and no Cable Stockholders subject to exclusivity obligations under the Master Distribution Agreement,
(iii) a merger in which the Issuer is not the surviving entity or (iv) when there are no shares of Common Stock of the Issuer outstanding.

     Under the Excite@Home Charter, holders of Series A Common Stock are entitled to one vote for each share held, and holders of Series B Common Stock are entitled to ten votes for each share held, on all matters presented to stockholders, except as otherwise provided in the Excite@Home Charter. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock are not convertible into shares of Series B Common Stock. All other rights and privileges of the Series A Common Stock and Series B Common Stock are identical, except that: (1) so long as there are at least 10,000,000 shares of Series B Common Stock outstanding, the holders of Series B Common Stock (all of which are held by TCI Sub), voting separately as a single series, have the right to elect the smallest number of directors constituting a majority of the entire Board; and (2) so long as the holders of Series B Common Stock are entitled to elect any Series B Directors, the holders of Series A Common Stock, voting separately as a single series, have the right to elect two Series A Directors, each of whom is not an officer (other than any Vice Chairman) or employee of the Issuer and is not an affiliate or associate of AT&T Broadband, Comcast or Cox.

     The foregoing descriptions of the Stockholders' Agreement (as modified by the Cablevision Letter Agreement and the Letter Agreement) and the Excite@Home Charter (as amended by the Certificate of Amendment) are qualified in their entirety by reference to the text of such documents, which are filed as Exhibits hereto and are hereby incorporated by reference herein in their entirety.

     On January 11, 2001, Cox sent a letter to AT&T notifying AT&T of its exercise of its Put with respect to 29,114,600 shares of Series A Common Stock at the price of $48 per share, with the consideration to be paid by AT&T in shares of AT&T common stock to be effected in a tax-free reorganization. The foregoing description is qualified in its entirety by reference to the text of the Put Notice which is filed as Exhibit 10.10 hereto and is hereby incorporated by reference herein in its entirety. Pursuant to the terms of the Put, the Cox Corporations were entitled to receive 64.4 million shares of AT&T common stock. In light of the potential tax benefits to AT&T of a transaction not structured as a tax-free reorganization, CCI and Comcast agreed to negotiate with AT&T to structure the Put exercise as a taxable transaction.

     On May 18, 2001, CCI, CAH and AT&T entered into a share issuance agreement and completed the transactions contemplated by the Share Issuance Agreement. Pursuant to the Share Issuance Agreement, AT&T issued 75 million shares of AT&T common stock to CAH. As part of this transaction, Cox retained its ownership of the Series A Common Stock, and the Put was deemed satisfied in full. The foregoing description of the Share Issuance Agreement is qualified in its entirety by reference to the text of the Share Issuance Agreement, which is filed as Exhibit 10.11 hereto and is incorporated herein by reference. Cox received limited registration rights with respect to the AT&T common stock in connection with this transaction.

     On June 18, 2001, CCI notified Excite@Home that it was terminating certain mutual exclusivity provisions of the distribution agreement with Excite@Home, effective on December 4, 2001.

     Except  as set  forth in this  Amendment,  to the  knowledge  of Cox,  Mrs.
Chambers and Mrs. Anthony, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or listed in Exhibit 99.1 hereto, and between such persons and any person with respect to any securities of Excite@Home, including but not limited to, transfer or voting of any of the securities of Excite@Home, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Excite@Home.


Item 7.  Material to be Filed as Exhibits.

Exhibit No.       Title of Exhibit

10.1 Letter Agreement and Term Sheet, dated October 2, 1997, among the Issuer, Cablevision, Comcast, CEI, KPCB and TCI, as amended October 10, 1997
(incorporated by reference to Exhibit 10.01 of the Current Report on Form 8-K filed by the Issuer (File No. 0-22697) on October 22, 1997 (the "8-K")).

10.2 Amended and Restated Stockholders' Agreement, dated July 16, 1997 (incorporated by reference to Exhibit 4.04 of Amendment No. 4 to the Form S-1 Registration Statement filed by the Issuer (File. No. 333-27323) on July 11, 1997 (the "S-1")).

10.3 Fifth Amended and Restated Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 4.01 to the Form S-8 Registration Statement filed by the Issuer (File. No. 333-79883) on June 3, 1999).

10.4 Certificate of Amendment to the Issuer's Fifth Amended and Restated Certificate of Incorporation, filed with the Delaware Secretary of State on August 28, 2000 (incorporated by reference to Exhibit 4.02 to the Form S-8 Registration Statement filed by the Issuer (File. No. 333-44780) on August 30,
2000).

10.5 Third Amended and Restated Registration Rights Agreement, dated April 11, 1997 (incorporated by reference to Exhibit 4.01 of the S-1).

10.6 Warrant Purchase Agreement, dated October 10, 1997 between the Issuer and Cablevision (incorporated by reference herein to Exhibit 10.02 of the 8-K).

10.7 The 1997 Cablevision Warrant (incorporated by reference to Exhibit 10.03 of the 8-K).

10.8 The 1998 Cablevision Warrant (incorporated by reference to Exhibit 10.04 of the 8-K).

10.9 Letter Agreement and Term Sheets, dated March 28, 2000, among Excite@Home, AT&T, Comcast and CCI (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Statement on Schedule 13D of AT&T filed on March 31, 2000).

10.10 Letter, dated January 11, 2001, from CCI to AT&T (incorporated by reference to Exhibit 10.18 to Amendment No. 2 to the Statement on Schedule 13D of CAH, CCI, CHI, CEI, Mrs. Anthony and Mrs. Chambers filed on January 12,
2001).

10.11 Share Issuance Agreement, dated as of May 18, 2001, among CCI, CAH and AT&T (incorporated by reference to Exhibit 1 to Amendment No. 5 to the Statement on Schedule 13D of AT&T filed on May 22, 2001).

10.12 Joint Filing Agreement, dated as of May 8, 2000, by and among CEI, CHI, CCI, CAH, Mrs. Chambers and Mrs. Anthony (incorporated herein by reference to
Exhibit 16 to Amendment No. 1 to the Statement on Schedule 13D of CAH, CCI, CHI, CEI, Mrs. Anthony and Mrs. Chambers filed on May 31, 2000).

10.13 Power of Attorney to Andrew A. Merdek from Mrs. Chambers (incorporated herein by reference to Exhibit 17 to Amendment No. 1 to the Statement on
Schedule 13D of CAH, CCI, CHI, CEI, Mrs. Anthony and Mrs. Chambers filed on May 31, 2000).

99.1 Executive Officers and Directors of the Cox Corporations.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              COX ENTERPRISES, INC.



       July 13, 2001                          By:      /s/ Andrew A. Merdek
-------------------------                         ------------------------------
         Date                                        Andrew A. Merdek
                                                     Secretary



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              COX HOLDINGS, INC.



       July 13, 2001                          By:      /s/ Andrew A. Merdek
-------------------------                         ------------------------------
         Date                                        Andrew A. Merdek
                                                     Secretary



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              COX COMMUNICATIONS, INC.



       July 13, 2001                          By:      /s/ Andrew A. Merdek
-------------------------                         ------------------------------
         Date                                        Andrew A. Merdek
                                                     Secretary

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              COX @HOME, INC.



       July 13, 2001                          By:      /s/ Andrew A. Merdek
-------------------------                         ------------------------------
         Date                                        Andrew A. Merdek
                                                     Secretary



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Andrew A. Merdek for Anne Cox
                                              Chambers, as her Attorney-in-Fact



       July 13, 2001                          By:      /s/ Andrew A. Merdek
-------------------------                         ------------------------------
         Date                                        Andrew A. Merdek
                                                     Attorney-in-Fact



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



       July 13, 2001                          By:     /s/ Barbara Cox Anthony
---------------------------                       ------------------------------
         Date                                          Barbara Cox Anthony




I.       Exhibit 99.1

                              Cox Enterprises, Inc.
                        Executive Officers and Directors
-------------------------- ------------------- ----------------------------------- ---------------------------------
Name                       Position            Principal Occupation                Business Address
-------------------------- ------------------- ----------------------------------- ---------------------------------
-------------------------- ------------------- ----------------------------------- ---------------------------------
James C. Kennedy *         Chairman &          Chairman &                          Cox Enterprises, Inc.
                           Chief Executive     Chief Executive Officer             1400 Lake Hearn Dr., NE
                           Officer                                                 Atlanta, GA 30319
-------------------------- ------------------- ----------------------------------- ---------------------------------
-------------------------- ------------------- ----------------------------------- ---------------------------------
David E. Easterly*         Vice Chairman       Vice Chairman                       Cox Enterprises, Inc.
                                                                                   1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
-------------------------- ------------------- ----------------------------------- ---------------------------------
-------------------------- ------------------- ----------------------------------- ---------------------------------
G. Dennis Berry            President & Chief   President & Chief Operating         Cox Enterprises, Inc.
                           Operating Officer   Officer                             1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
-------------------------- ------------------- ----------------------------------- ---------------------------------
-------------------------- ------------------- ----------------------------------- ---------------------------------
Robert C. O'Leary*         Executive Vice      Executive Vice President & Chief    Cox Enterprises, Inc.
                           President & Chief   Financial Officer                   1400 Lake Hearn Dr., NE
                           Financial Officer                                       Atlanta, GA 30319
-------------------------- ------------------- ----------------------------------- ---------------------------------
-------------------------- ------------------- ----------------------------------- ---------------------------------
Timothy W. Hughes          Senior Vice         Senior Vice President               Cox Enterprises, Inc.
                           President           Administration                      1400 Lake Hearn Dr., NE
                           Administration                                          Atlanta, GA 30319
-------------------------- ------------------- ----------------------------------- ---------------------------------
-------------------------- ------------------- ----------------------------------- ---------------------------------
Barbara C. Anthony*        Vice President      Chairman, Dayton Newspapers         Cox Enterprises, Inc.
                                                                                   1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
-------------------------- ------------------- ----------------------------------- ---------------------------------
-------------------------- ------------------- ----------------------------------- ---------------------------------
Anne C. Chambers*          Vice President      Chairman, Atlanta Newspapers        Cox Enterprises, Inc.
                                                                                   1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
-------------------------- ------------------- ----------------------------------- ---------------------------------
-------------------------- ------------------- ----------------------------------- ---------------------------------
Marybeth H. Leamer         Vice President      Vice President Human Resources      Cox Enterprises, Inc.
                           Human Resources                                         1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
-------------------------- ------------------- ----------------------------------- ---------------------------------
-------------------------- ------------------- ----------------------------------- ---------------------------------
Andrew A. Merdek           Vice President      Vice President Legal Affairs &      Cox Enterprises, Inc.
                           Legal Affairs &     Corporate Secretary                 1400 Lake Hearn Dr., NE
                           Corporate                                               Atlanta, GA 30319
                           Secretary
-------------------------- ------------------- ----------------------------------- ---------------------------------
-------------------------- ------------------- ----------------------------------- ---------------------------------
Alexander V.               Vice President      Vice President Public Policy        Cox Enterprises, Inc.
Netchvolodoff              Public Policy                                           1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
-------------------------- ------------------- ----------------------------------- ---------------------------------
-------------------------- ------------------- ----------------------------------- ---------------------------------
Richard J. Jacobson        Vice President &    Vice President & Treasurer          Cox Enterprises, Inc.
                           Treasurer                                               1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319

                                       22

-------------------------- ------------------- ----------------------------------- ---------------------------------
-------------------------- ------------------- ----------------------------------- ---------------------------------
Preston B. Barnett         Vice President Tax  Vice President Tax                  Cox Enterprises, Inc.
                                                                                   1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
-------------------------- ------------------- ----------------------------------- ---------------------------------
-------------------------- ------------------- ----------------------------------- ---------------------------------
Thomas B. Whitfield.       Vice President      Vice President Direct Marketing     Cox Enterprises, Inc.
                           Direct Marketing                                        1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
-------------------------- ------------------- ----------------------------------- ---------------------------------
-------------------------- ------------------- ----------------------------------- ---------------------------------
John C. Mellott            Vice President      Vice President Business             Cox Enterprises, Inc.
                           Business            Development                         1400 Lake Hearn Dr., NE
                           Development                                             Atlanta, GA 30319
-------------------------- ------------------- ----------------------------------- ---------------------------------
-------------------------- ------------------- ----------------------------------- ---------------------------------
Michael J. Mannheimer      Vice President      Vice President Materials            Cox Enterprises, Inc.
                           Materials           Management                          1400 Lake Hearn Dr., NE
                           Management                                              Atlanta, GA 30319
-------------------------- ------------------- ----------------------------------- ---------------------------------
-------------------------- ------------------- ----------------------------------- ---------------------------------
John C. Williams           Vice President      Vice President Marketing  &         Cox Enterprises, Inc.
                           Marketing &         Communications                      1400 Lake Hearn Dr., NE
                           Communications                                          Atlanta, GA 30319
-------------------------- ------------------- ----------------------------------- ---------------------------------
-------------------------- ------------------- ----------------------------------- ---------------------------------
Arthur M. Blank            Director            President and Chief Executive       The Home Depot, Inc.
                                               Officer                             2455 Paces Ferry Road, NW
                                               The Home Depot, Inc.                Atlanta, GA 30339
-------------------------- ------------------- ----------------------------------- ---------------------------------
-------------------------- ------------------- ----------------------------------- ---------------------------------
Thomas O. Cordy            Director            President and Chief Executive       The Maxxis Group, Inc.
                                               Officer                             1901 Montreal Road, Ste. 108
                                               The Maxxis Group, Inc.              Tucker, GA  30084
-------------------------- ------------------- ----------------------------------- ---------------------------------
-------------------------- ------------------- ----------------------------------- ---------------------------------
Carl R. Gross              Director            Retired Senior Vice President       Cox Enterprises, Inc.
                                               and Chief Administrative Officer    1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
-------------------------- ------------------- ----------------------------------- ---------------------------------
-------------------------- ------------------- ----------------------------------- ---------------------------------
Ben F. Love                Director            Director                            Chase Bank of Texas
                                               Chase Bank of Texas                 600 Travis Street, 18 TCT 318
                                                                                   Houston, TX 77252-2558
-------------------------- ------------------- ----------------------------------- ---------------------------------
-------------------------- ------------------- ----------------------------------- ---------------------------------
Paul J. Rizzo              Director            Vice Chairman (retired 1/1/95)      Franklin Street Partners
                                               of IBM Corporation                  6330 Quadrangle Drive
                                                                                   Ste. 200
                                                                                   Chapel Hill, NC  27514
-------------------------- ------------------- ----------------------------------- ---------------------------------

* Also a Director






                            Cox Communications, Inc.
                        Executive Officers and Directors
--------------------------- ------------------ ----------------------------------- ---------------------------------
Name                        Position           Principal Occupation                Business Address
--------------------------- ------------------ ----------------------------------- ---------------------------------
James C. Kennedy *          Chairman           Chairman of the Board               Cox Enterprises, Inc.
                                                                                   1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
--------------------------- ------------------ ----------------------------------- ---------------------------------
James O. Robbins*           President &        President & Chief Executive         Cox Communications, Inc.
                            Chief Executive    Officer                             1400 Lake Hearn Dr., NE
                            Officer                                                Atlanta, GA 30319
--------------------------- ------------------ ----------------------------------- ---------------------------------
Christopher J. Bowick       Senior Vice        Senior Vice President Engineering   Cox Communications, Inc.
                            President          and Chief Technical Officer         1400 Lake Hearn Dr., NE
                            Engineering and                                        Atlanta, GA 30319
                            Chief Technical
                            Officer
--------------------------- ------------------ ----------------------------------- ---------------------------------
Dallas S. Clement           Senior Vice        Senior Vice President               Cox Communications, Inc.
                            President          Strategy and Development            1400 Lake Hearn Dr., NE
                            Strategy and                                           Atlanta, GA 30319
                            Development
--------------------------- ------------------ ----------------------------------- ---------------------------------
Jimmy W. Hayes              Executive Vice     Executive Vice President Finance    Cox Communications, Inc.
                            President          & Administration & Chief            1400 Lake Hearn Dr., NE
                            Finance &          Financial Officer                   Atlanta, GA 30319
                            Administration &
                            CFO
--------------------------- ------------------ ----------------------------------- ---------------------------------
Jill Campbell               Vice President     Vice President Operations           Cox Communications, Inc.
                            Operations                                             1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
--------------------------- ------------------ ----------------------------------- ---------------------------------
James A. Hatcher            Senior Vice        Senior Vice President Legal &       Cox Communications, Inc.
                            President Legal    Regulatory Affairs                  1400 Lake Hearn Dr., NE
                            & Regulatory                                           Atlanta, GA 30319
                            Affairs
--------------------------- ------------------ ----------------------------------- ---------------------------------
John M. Dyer                Senior President   Senior Vice President Operations    Cox Communications, Inc.
                            Operations                                             1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
--------------------------- ------------------ ----------------------------------- ---------------------------------
Patrick J. Esser            Executive Vice     Executive Vice President            Cox Communications, Inc.
                            President          Operations                          1400 Lake Hearn Dr., NE
                            Operations                                             Atlanta GA 30319
--------------------------- ------------------ ----------------------------------- ---------------------------------




--------------------------- ------------------ ----------------------------------- ---------------------------------
William J. Fitzsimmons      Vice President     Vice President of Accounting and    Cox Communications, Inc.
                            of Accounting      Financial Planning                  1400 Lake Hearn Dr., NE
                            and Financial                                          Atlanta GA 30319
                            Planning
--------------------------- ------------------ ----------------------------------- ---------------------------------
Claus F. Kroeger            Senior Vice        Senior Vice President Operations    Cox Communications, Inc.
                            President                                              1400 Lake Hearn Dr., NE
                            Operations                                             Atlanta, GA 30319
--------------------------- ------------------ ----------------------------------- ---------------------------------
Janet Morrison Clarke       Director           Former Chairman-KnowledgeBase       Cox Communications, Inc.
                                               Marketing, Inc                      1400 Lake Hearn Dr., NE
                                               Executive Vice President-Global     Atlanta, GA 30319
                                               Database Marketing
                                               Impiric
--------------------------- ------------------ ----------------------------------- ---------------------------------
David E. Easterly           Director           Vice Chairman                       Cox Enterprises, Inc.
                                                                                   1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
--------------------------- ------------------ ----------------------------------- ---------------------------------
Rodney W. Schrock           Director           President & Chief Executive         Panasas, Inc.
                                               Officer                             34790 Campus Drive
                                                                                   Fremont, CA 94555
--------------------------- ------------------ ----------------------------------- ---------------------------------
Robert C. O'Leary           Director           Senior Vice President & Chief       Cox Enterprises, Inc.
                                               Financial Officer                   1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
--------------------------- ------------------ ----------------------------------- ---------------------------------
--------------------------- ------------------ ----------------------------------- ---------------------------------
Andrew J. Young             Director           Chairman of the Board               Good Works International
                                               GoodWorks International             Suntrust Plaza, Ste. 4420
                                                                                   303 Peachtree Street, NE
                                                                                   Atlanta, GA 30308
--------------------------- ------------------ ----------------------------------- ---------------------------------

*Also a Director





                               Cox Holdings, Inc.
                        Executive Officers and Directors

---------------------------- ---------------- ------------------------------------ ---------------------------------
Name                         Position         Principal Occupation                 Business Address
---------------------------- ---------------- ------------------------------------ ---------------------------------
G. Dennis Berry              President        President & Chief Operating Officer  Cox Enterprises, Inc.
                                                                                   1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
---------------------------- ---------------- ------------------------------------ ---------------------------------
Preston B. Barnett           Vice President   Vice President Tax                   Cox Enterprises, Inc.
                                                                                   1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
---------------------------- ---------------- ------------------------------------ ---------------------------------
John C. Mellott              Vice President   Vice President, Business             Cox Enterprises, Inc.
                                              Development                          1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
---------------------------- ---------------- ------------------------------------ ---------------------------------
Andrew A. Merdek*            Vice President   Vice President Legal Affairs &       Cox Enterprises, Inc.
                             & Corporate      Corporate Secretary                  1400 Lake Hearn Dr., NE
                             Secretary                                             Atlanta, GA 30319
---------------------------- ---------------- ------------------------------------ ---------------------------------
Richard J. Jacobson*         Treasurer        Vice President & Treasurer           Cox Enterprises, Inc.
                                                                                   1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
---------------------------- ---------------- ------------------------------------ ---------------------------------
---------------------------- ---------------- ------------------------------------ ---------------------------------
Richard F. Klumpp*           Assistant        Manager, Financial Services          Nevada Corporate Management,
                             Secretary        Nevada Corporate Management, Inc.    Inc.
                                                                                   3773 Howard Hughes Parkway
                                                                                   Suite 300 North
                                                                                   Las Vegas, NV 89109
---------------------------- ---------------- ------------------------------------ ---------------------------------

*Also a Director





                                 Cox @Home, Inc.
                        Executive Officers and Directors

---------------------------- ---------------- ------------------------------------ -----------------------------------
Name                         Position         Principal Occupation                 Business Address
---------------------------- ---------------- ------------------------------------ -----------------------------------
James O. Robbins             President        President & Chief Executive Officer  Cox Communications, Inc.
                                                                                   1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
---------------------------- ---------------- ------------------------------------ -----------------------------------
Preston B. Barnett           Vice President   Vice President Tax                   Cox Enterprises, Inc.
                                                                                   1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
---------------------------- ---------------- ------------------------------------ -----------------------------------
John M. Dyer                 Vice President   Senior Vice President Operations     Cox Enterprises, Inc.
                                                                                   1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
---------------------------- ---------------- ------------------------------------ -----------------------------------
Andrew A. Merdek             Corporate        Vice President Legal Affairs &       Cox Enterprises, Inc.
                             Secretary        Corporate Secretary                  1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
---------------------------- ---------------- ------------------------------------ -----------------------------------
James A. Hatcher*            Vice President   Senior Vice President                Cox Communications, Inc.
                                              Legal & Regulatory Affairs           1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
---------------------------- ---------------- ------------------------------------ -----------------------------------
---------------------------- ---------------- ------------------------------------ -----------------------------------
Jimmy W. Hayes               Vice President   Executive Vice President             Cox Communications, Inc.
                                              Finance & Administration             1400 Lake Hearn Dr., NE
                                              & Chief Financial Officer            Atlanta, GA 30319
---------------------------- ---------------- ------------------------------------ -----------------------------------
---------------------------- ---------------- ------------------------------------ -----------------------------------
Mark W. Major                Treasurer        Treasurer                            Cox Communications, Inc.
                                                                                   1400 Lake Hearn Dr., NE
                                                                                   Atlanta, GA 30319
---------------------------- ---------------- ------------------------------------ -----------------------------------
---------------------------- ---------------- ------------------------------------ -----------------------------------
Thomas M. Strauss*           Assistant        Manager, Financial Services          Delaware Corporate Management,
                             Secretary        Delaware Corporate Management,       Inc.
                                              Inc.                                 1105 North Market Street
                                                                                   Suite 1300
                                                                                   Wilmington, DE 19899

---------------------------- ---------------- ------------------------------------ -----------------------------------

*Also a Director


